

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2010

Jerry Pascucci
President & Director
Citigroup Diversified 2000 Futures Fund L.P.
c/o Citigroup Managed Futures LLC
55 East 59th Street – 10th Floor
New York, New York 10022

Re: Orion Futures Fund L.P.
Form 10-K for Fiscal Year Ended
December 31, 2008
Filed March 31, 2009
File No. 000-50271

Dear Mr. Pascucci:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Tom Kluck
Branch Chief